FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  8 January, 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Ltd (NYSE and LSE: SIG)	Embargoed until 7.30 a.m. (EST)
January 8, 2009

                                                 CHRISTMAS TRADING STATEMENT

                          Profits expected to be within the range of market forecasts

Same store sales 9 weeks to January 3, 2009

Group	down 15.2%
US	down 16.4%
UK	down 10.9%

Same store sales 48 weeks to January 3, 2009

Group	down 8.1%
US	down 9.5%
UK	down 3.5%

Terry Burman, Group Chief Executive, commented: “Profits for the full year are expected to be within the range of market forecasts despite an extremely challenging environment on both sides of the Atlantic. While Group same store sales were very disappointing, being down 15.2% over the nine week period, gross merchandise margin was substantially ahead of last year and costs were very tightly controlled. Income before income tax for 2008/09 is currently anticipated to be between $180 million and $195 million, after charging $10.5 million of costs related to the change in domicile of the Company. We believe the Group’s strategy of maximizing gross merchandise margin dollars, rather than sales, proved beneficial.

In the forthcoming fiscal year, both of the Group's divisions will continue to seek to optimize sales by implementing further product initiatives, improved customer service and best in class marketing that leverages our leading share of voice. However, against a background of extremely difficult trading conditions, the prime focus of management will be on reducing debt by maximizing gross merchandise margin dollars, achieving meaningful expense reductions, executing inventory efficiencies and reducing capital expenditure. Working capital will also be improved as a result of a small reduction in US space, with some 17 store openings (including 9 Jared) offset by about 60 mall brand closures as leases expire.

In the light of economic prospects and financial market conditions, as well as the focus on debt reduction, the Board has concluded that it is not currently appropriate to pay dividends.

The Group anticipates that net debt will be meaningfully reduced during the 2009/10 fiscal year as a result of these actions. Against the background of a continuing difficult economic environment, the Group’s strong balance sheet, superior operating metrics and sector leading execution remain critical competitive advantages.”

Enquiries:	Terry Burman, Group Chief Executive	+1 441 296 5872
	Walker Boyd, Group Finance Director	+1 441 296 5872

	John Dudzinsky, Taylor Rafferty	+1 212 889 4350
	Jonathan Glass, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,979 specialty retail jewelry stores at January 3, 2009; these included 1,418 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At the same date Signet also operated 561 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetjewelers.com . See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk .

GROUP

In the nine week period to January 3, 2009 same store sales were down by 15.2%. Total sales fell by 19.4% on a reported basis and by 13.1% at constant exchange rates (see note 1).

In the 48 weeks to January 3, 2009 same store sales declined by 8.1%. Total sales decreased by 8.3% on a reported basis and by 5.5% at constant exchange rates (see note 1). Income before income tax for 2008/09 is currently expected to be between $180 million and $195 million after charging $10.5 million of costs related to the change in domicile of the Company.

The Group’s anticipated cash outflow (after dividends) of about $30 million before foreign exchange adjustments in 2008/09 is also within the range of expectations. The reported year end net debt figure is forecast to be between $470 million and $490 million (February 2, 2008: $374.6 million), reflecting an adverse foreign exchange movement of around $75 million, arising principally from the impact of devaluation on sterling swaps relating to intercompany balances.

The balance sheet remains strong and the Group is trading within the requirements of its borrowing agreements. However, the Group is currently in advanced negotiations with its lenders to amend the fixed charge covenant. It is expected that an amendment will also make adjustments to the interest rate and fees paid, place restrictions on distributions to shareholders, as well as reduce the size of facilities available to more appropriately reflect the Group’s current and prospective requirements.

UNITED STATES (circa 75% of Group annual sales)

In the nine week period to January 3, 2009, US same store sales declined by 16.4% and total sales fell by 14.0%. The average selling price decreased in both Jared and the mall brand stores. In a highly promotional environment pricing discipline was maintained and the gross merchandise margin increased by about 250 basis points over the comparable period last year.

In the 48 weeks to January 3, 2009, same store sales decreased by 9.5%, with total sales down by 5.9%. Net new store space is expected to have increased by 4% during 2008/09. The net bad debt charge as a percentage of total sales for the year is forecast to be about 4.8%, which is in line with the 9 months to November 1, 2008. Although the divisional operating income for 2008/09 will be below that of last year, the operating margin at about 7% is anticipated to be well above the typical level of the US jewelry sector.

UNITED KINGDOM (circa 25% of Group annual sales)

In the nine week period to January 3, 2009, UK same store sales declined by 10.9%, with total sales down by 33.4% on a reported basis and by 9.7% at constant exchange rates (see note 1). The average selling price was up in both H.Samuel and Ernest Jones. Watch participation increased in H.Samuel and the merchandise mix in Ernest Jones was little changed. In a retail marketplace that was extremely promotional, the gross merchandise margin is anticipated to be about 110 basis points below last year’s level as a result of limited additional discounting and mix changes. For the year as a whole gross merchandise margin is in line with last year.

In the 48 weeks to January 3, 2009, same store sales declined by 3.5%. Total sales decreased by 15.2% on a reported basis and by 4.2% at constant exchange rates (see note 1). Divisional operating income is forecast to be below last year’s level at constant exchange rates. However, the business continues to achieve a healthy operating margin of about 9%, a good return on capital and strong cash flow.

The breakdown of UK same store sales performance is shown below:

Period	Ernest Jones (c. 12% of Group)	H.Samuel (c. 13% of Group)	UK (c. 25% of Group)
9 weeks to January 3, 2009	-13.2%	-9.2%	-10.9%
48 weeks to January 3, 2009	-4.2%	-2.8%	-3.5%

INVESTOR RELATIONS PROGRAM DETAILS

There will be a conference call for all interested parties today at 9.00 a.m. EST (2.00 p.m. GMT and 6.00 a.m. Pacific Time) and a simultaneous audio webcast at www.signetjewelers.com. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

US dial-in:	+1 718 354 1388	Pass code: 3204408#
US 48hr. replay:	+1 718 354 1112

European dial-in:	+44 (0)20 7806 1955
European 48hr. replay:	+44 (0)20 7806 1970	Pass code: 3204408#

Telsey Advisory Group (TAG) Consumer Conference, Tuesday, January 27, 2009

Signet will be taking part in the TAG Consumer Conference on Tuesday, January 27, 2009 at the Westin New York. Present will be Terry Burman, Group Chief Executive and Walker Boyd, Group Finance Director.

Deutsche Bank’s 11th Annual Store Tour, January 28 to January 30, 2009

Signet will also be taking part in Deutsche Bank’s 11th Annual Store Tour on Thursday, January 29, 2009 in Glasgow, UK. Signet will be represented by Rob Anderson, Chief Executive of Signet’s UK division and Tim Jackson, Investor Relations Director.

Fourth Quarter Sales

Fourth quarter sales figures are expected to be announced on February 5, 2009 and will be available at www.signetjewelers.com.

Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales growth at constant exchange rates is shown below:

9 weeks to January 3, 2009	Growth at actual exchange rates	Impact of exchange rate movement	Growth at constant exchange rates (non-GAAP)
	%	%	%
Sales by origin and destination
US	(14.0)	-	(14.0)
UK, Channel Islands & Republic of Ireland	(33.4)	23.7	(9.7)
	(19.4)	6.3	(13.1)

48 weeks to January 3, 2009	Growth at actual exchange rates	Impact of exchange rate movement	Growth at constant exchange rates (non-GAAP)
	%	%	%
Sales by origin and destination
US	(5.9)	-	(5.9)
UK, Channel Islands & Republic of Ireland	(15.2)	11.0	(4.2)
	(8.3)	2.8	(5.5)

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Annual Report & Accounts of Signet Group plc furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on May 1, 2008 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 8 January. 2009